[Valor Letterhead]
April 11, 2006
Michele Anderson
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Valor Communications Group, Inc.
Registration Statement on Form S-4
Filed February 28, 2006
File No. 333-132073
Dear Ms. Anderson:
     We are in receipt of your letter dated March 30, 2006 wherein you make comments to the Form S-4 filed by Valor Communications Group, Inc. (“Valor”) on February 28, 2006 relating to the spin-off by Alltel Corporation (“Alltel”) of its wireline telecommunications business and subsequent merger of such business with Valor. For your convenience, we have restated each comment in its entirety with the response of Valor and Alltel, as applicable, following immediately thereafter. Please be advised that contemporaneously with the transmission of this letter we have filed Amendment No. 1 to the Form S-4 that effects the amendments described in our response below.

Sincerely,
/s/ William M. Ojile, Jr.

General
1.	We note that Spinco has not submitted any filings regarding the Spinco securities Alltel’s stockholders will receive in the spin-off. Please have counsel for Alltel tell us in a response letter whether Spinco plans to file a Securities Act registration statement regarding Alltel’s distribution of Spinco shares to Alltel stockholders. We add that it is not apparent that using your Form S-4 assists Alltel or Spinco in meeting the conditions for the safe harbor from Securities Act registration described in Staff Legal Bulletin No. 4 or that Form S-4 can be used by Spinco to address its issuance of the spin-off shares. See Form S-4 General Instruction A. Please advise.

Response: Alltel has not submitted a Securities Act or Exchange Act registration statement regarding the shares of Spinco common stock to be distributed in the spin-off (the “Spinco Stock”) because Alltel stockholders will never actually hold Spinco Stock in the transaction, rather, a third-party exchange agent will receive Spinco Stock on their behalf, which stock will then be converted into shares of Valor common stock (the “Valor Stock”) in the merger. Thus, Alltel stockholders will only receive shares of Valor
Stock.

The proposed transaction between Alltel and Valor will be effected as follows: once Alltel contributes the assets making up its wireline telecommunications business to Spinco, Spinco will issue to Alltel one share of Spinco Stock for each share of Alltel common stock outstanding as of a certain record date. Following such issuance, Alltel will own 100% of the issued and outstanding Spinco Stock. Alltel will then transfer the outstanding shares of Spinco Stock, by book-entry transfer, to a third-party exchange agent who will hold the shares on behalf of the Alltel stockholders. Next, Valor will deposit with the exchange agent a certificate or book-entry transfer representing the number of shares of Valor Stock issuable to the Alltel stockholders in the merger transaction between Spinco and Valor, in which Valor will be the surviving entity. All shares of Spinco Stock held by the exchange agent will then be converted into that number of shares of Valor Stock which Alltel stockholders will be entitled to receive pursuant to the exchange ratio set forth in the Merger Agreement. Once such exchange of Spinco Stock into Valor Stock has been effected by the exchange agent, the exchange agent will distribute the shares of Valor Stock to the Alltel stockholders. Thus, following completion of the spin-off and the merger, Alltel stockholders will become stockholders of Valor, not Spinco.

Because Alltel stockholders will never actually hold shares of Spinco Stock, such stockholders will not be faced with an investment decision with respect to their ownership of Spinco securities. The primary goal of the registration statement requirement is to provide investors financial and other significant information concerning securities being offered for public sale to allow them to make informed judgments about whether to buy, sell or hold a company’s securities. No investor will ever hold Spinco securities and, therefore, no investor will ever make an investment decision with respect to Spinco securities. Instead, Alltel stockholders will be faced with a decision of whether to hold or sell stock of the company formed by the merger of Spinco and Valor—which is described in detail in the current Registration Statement on Form S-4 filed by Valor.

We believe that the foregoing analysis is consistent with precedent transactions that are described in the following registrations statements, in which shares of a spun-off subsidiary that merged with and into another entity were not registered but the shares of the surviving entity (that were distributed to shareholders of the parent company of the spun-off entity) were registered:
•	Registration Statement on Form S-4 of The J.M. Smucker Company filed with the Commission on November 21, 2001 (involving the Procter & Gamble Company spin-off of Jif and Crisco business)

•	Registration Statement on Form S-4 of AT&T Comcast filed with the Commission on February 11, 2002 (involving AT&T Corp. spin-off of its broadband business)

•	Registration Statement on Form S-4 of Del Monte Foods Company filed with the Commission on August 28, 2002 (involving H.J. Heinz Company pet foods and pet snacks business spin-off)
We note that disclosure in the S-4 filed by Valor is unclear as to whether Alltel stockholders will actually receive and hold shares of Spinco Stock. The S-4 is amended to revise the appropriate sections to clarify this point throughout the document.

For the foregoing reasons, we do not believe that a registration statement under either the Securities Act or the Exchange Act is required with respect to the Spinco Stock.

With respect to Staff Legal Bulleting No. 4 (the “Bulletin”), we believe the circumstances in which the Bulletin is applicable are distinguishable from the present transaction. The Bulletin provides a safe harbor from the registration requirements of the Securities Act for a spin-off transaction in which a parent company distributes shares of a subsidiary to the parent company’s shareholders. The concern addressed by the Bulletin is the possibility that the spin-off might be deemed a “sale” of the securities by the parent to its shareholders under Section 2(a)(3) of the Securities Act. The Bulletin also addresses the concern that a spin-off could result in an active trading market for the spun-off shares without adequate public information. As described above, in the transaction between Alltel and Valor, Alltel will not distribute physical shares of Spinco to Alltel’s stockholders. Instead, Alltel will distribute shares of Spinco to the exchange agent to hold on behalf of Alltel stockholders, who will in turn exchange the shares for Valor Stock and subsequently distribute the Valor stock to Alltel stockholders. As such, the spin-off of Spinco Stock will not constitute a “sale” or an “offer to sell” of Spinco Stock to Alltel stockholders as contemplated by Section 2(a)(3) of the Securities Act and will not require registration under Section 5 of the Securities Act. In addition, because investors will never hold Spinco Stock, there will be no trading market for Spinco Stock. It will therefore be unnecessary for ongoing adequate public information regarding

Spinco to be available to the general public. Thus, we believe there is no need for Alltel to avail itself of the safe harbor provided by the Bulletin.

Finally, Spinco will not effect a public offering for the issuance of the debt securities (including the Refinancing Notes and Exchange Notes) to be issued in connection with the transactions, and the Form S-4 is amended to remove all references to the possible public offering of these securities.

2.	Consider, throughout the prospectus, grouping the disclosures related to the spin-off together and following that grouping with disclosures related to the merger, to the extent discussion of the two transactions can be separated. This will assist investors in easily distinguishing the preceding Alltel-Spinco transaction from the following Spinco-Valor transaction and in ultimately realizing what the addition of Spinco means to your current stockholders.

Response: Per the Staff’s request, Valor has amended the prospectus by creating separate questions and answers regarding the spin-off and merger in the “Questions and Answers” section and reordering the presentation of certain questions and answers grouping the disclosures related to the spin-off together and following that grouping with disclosures related to the merger. The prospectus has also been amended by creating two new sections (one relating to the spin-off and one relating to the merger) on page 3 and page 31-32.
Registration Statement Fee Table
3.	You state that, “[b]ecause it is not possible to accurately state the number of shares of Valor common stock that will be outstanding as of the effective time of the merger, this calculation is based on 71,063,265 shares of Valor common stock outstanding as of February 1, 2006.” Based on your disclosures, it appears, however, that the number of shares you will issue in the merger increases with any Valor or Alltel issuances of stock prior to the merger. Therefore, the amount you have included in the table does not appear to be a “maximum” number of shares leading to a “maximum” offering price. Please advise as to whether there is a maximum number of shares Valor can issue prior to the merger that would affect the calculation of the number of shares to be issued to Spinco stockholders. We may have further comment.

Response: In response to the Staff’s comment, Valor respectfully submits that, theoretically, there is no maximum amount of shares of Valor common stock that could be issued in the merger. As the Staff duly notes, the number of Valor shares to be issued in the merger will be based on Valor’s fully-diluted shares outstanding immediately prior to the effective time of the merger. This number could theoretically be increased at any time prior to the merger as a result of any number of equity issuances. Therefore, Valor used its best estimate, i.e. its fully diluted shares outstanding on February 1, 2006, to calculate the number of shares to be issued in the merger (please note that Valor has no options to purchase common stock or convertible securities outstanding, so its fully diluted shares outstanding is the same as its shares outstanding).

If, prior to the effective time of the merger, Valor determines that a greater number of shares must be issued as a result of an increase of its fully diluted shares outstanding, Valor would file an amendment reflecting an increased registration fee based on the increased number of shares offered. As a practical matter, Valor believes that this is unlikely given that the merger agreement between Valor and Alltel precludes Valor from issuing any shares of its common stock without Alltel’s consent, other than a limited number of incentive equity awards. Nonetheless, in order to present a more conservative estimate, Valor has modified the number of shares being registered and the related registration fee to assume that all shares available for issuance under Valor’s 2005 Long-term Incentive Plan (the only plan under which Valor has shares available to issue) have been issued. Valor believes that the likelihood of it seeking Alltel’s consent to issue shares for any other reason is extremely remote and therefore the amount of shares being registered will actually be greater than the amount that will be issued in the merger.
Cover Page
4.	You state that the amount of shares you expect to issue is “subject to change as a result of compensatory equity grants and other issuances of Valor common stock.” Clarify that the amount of shares of Valor common stock issuable in the merger is currently unknown in part because Alltel has not yet determined the number of Spinco shares to be distributed. Please disclose whether you have stated here the minimum aggregate number of shares, that is, approximately 403,000,000 shares, and the minimum per-Spinco-share amount, that is, 1.04 Valor shares, you will issue in the proposed merger. Also, disclose here, and in the calculation of merger consideration subsection on page 30, whether there is a maximum number of shares Valor or Alltel may issue until the closing of the merger and how and when Alltel will determine the ratio of Alltel to Spinco shares in the spin-off.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying the disclosure on the cover page and on page 32 to clarify the calculation of the number of shares of Valor common stock to be issued in the merger, and supplemented the discussion to include disclosure as to whether the minimum and maximum number of shares to be issued has been stated. We respectfully submit, however, that, as discussed in more detail in our response to comment number 6 below, the Staff’s assertion that “the amount of shares of Valor common stock issuable in the merger is currently unknown in part because Alltel has not yet determined the number of Spinco shares to be distributed” is not accurate, as the total number of Valor shares (i.e. approximately 403 million shares) to be issued in the merger is not in any way dependent on the number of Spinco shares outstanding. Notwithstanding, since the original S-4 filing Alltel has determined to issue one share of Spinco common stock for each share of Alltel common stock outstanding as of a certain record date (that is to be determined). Valor has revised the prospectus to clarify this point.

5.	Since the initial merger consideration is subject to adjustment, and the merger will not be completed until some time after the Valor stockholders’ meeting, the number of shares of

Valor stock to be issued per share of Spinco stock will not be known at the time of the meeting. Accordingly, prominently disclose on the cover page that Valor stockholders will not know at the time of their vote the number of shares that the Spinco stockholders will receive in the merger and the value of the per-share merger consideration Spinco stockholders will receive may be higher than the current market value of a Valor common share.
Response: Per the Staff’s request, Valor has revised the prospectus by modifying the disclosure on the cover page.

6.	Advise us why you believe that the current disclosure permits shareholders to make a reasonably informed decision on the proposed transaction and satisfies the requirement to disseminate a prospectus that meets the requirements of Section 10. In this regard, your disclosure indicates the percentage of Valor common stock that Alltel shareholders will receive in the aggregate, but it does not specify the number of shares of common stock issuable on a per share basis or the value of what Alltel shareholders will receive on a per share basis. In your response, address how your disclosure provides sufficient meaningful disclosure about what stockholders will receive and the uncertainty of the consideration.

Response: Valor respectfully submits that the current disclosure permits stockholders to make a reasonably informed decision on the proposed transaction and satisfies the requirement to disseminate a prospectus that meets the requirements of Section 10. Throughout the prospectus, Valor has disclosed the specific formula that will be used to calculate the number of shares that will be issued in the merger, and sets forth an example of such calculation on page 33 through 34 of the prospectus. Valor believes that the most relevant fact to its stockholders (which Valor has disclosed throughout the prospectus) is that the formula will always result in a number of shares being issued such that Valor’s existing stockholders will own 15% of the outstanding common stock of the surviving company and Alltel’s existing stockholders will own 85%, regardless of the number of shares of Valor common stock and Spinco common stock outstanding immediately prior to the effective time of the merger. So long as this relative ownership is fixed, the actual number of shares of Valor stock being issued and the actual exchange ratio of Valor shares to Spinco shares does not impact value to be received by stockholders much the same way as a 2 for 1 stock split does not impact a company’s value.

For example, assuming there were 75,000,000 shares of Valor common stock outstanding on a fully diluted basis immediately prior to the effective time, then 425,025,000 shares of Valor common stock would be issued in the merger (75,000,000 x 5.667). In this scenario, if there were 200,000,000 Spinco shares outstanding, then the exchange ratio would be 2.125125 to 1 (determined by dividing 425,025,000 by 200,000,000). If instead there were 400,000,000 Spinco shares outstanding, then the exchange ratio would be 1.0625625 to 1 (determined by dividing 425,025,000 by 400,000,000). In either case, the number of Spinco shares outstanding does not impact the fact that 425,025,000 shares of Valor common stock would be issued in the merger and that following the merger existing Valor stockholders would own 15% of the surviving company’s outstanding shares (determined by dividing 75,000,000 by the 500,025,000 shares that would be outstanding following the merger), and Alltel stockholders (who are receiving Valor shares in respect of Spinco shares held by the exchange agent as discussed in the response to comment 1 above), would own 85% of the surviving company’s outstanding shares (determined by dividing 425,025,000 by the 500,025,000 shares that would be outstanding following the merger). In this regard Valor respectfully submits that there is no uncertainty as to the consideration. The only uncertainty to Valor stockholders regarding consideration is that since the amount of shares of Valor common stock to be issued in the merger is fixed to result in the 85/15 post-merger relative ownership percentage, then to the extent that the value of Spinco’s business declines prior to the closing of the merger such that it is no longer worth 85% of the combined entity, then the value of stock held by existing Valor stockholders will have been diluted. This risk factor is disclosed on page 22 of the prospectus.
7.	State that Alltel will ultimately receive approximately $4.2 billion in cash proceeds and debt reduction as a result of the transactions.

Response: Per the Staff’s request, Valor has revised the prospectus by including a new sentence in the first paragraph of the cover page.
References to Additional Information
8.	We note your statement “Neither Valor on the one hand, nor Spinco or Alltel, on the other hand, warrants the accuracy of the information provided by the other party.” As the registrant, you cannot disclaim responsibility for information contained within the filing; therefore please delete this statement here and on page 188. Instead, you may include appropriate language about the limits on the reliability of this information.

Response: Per the Staff’s request, Valor has revised the prospectus by deleting the above referenced sentence on the “References to Additional Information” on page 188.
Questions and Answers about the Transactions, page vi
9.	You currently repeat information in your questions and answers and summary sections. For purposes of eliminating redundancies and grouping like information together, please view your questions and answers and summary as one section. In addition, we suggest that you focus your questions on those that lend themselves to brief, factual, and/or yes or no answers and thereby reduce the length of the questions and answers. Please revise accordingly.

Response: Per the Staff’s request, Valor has revised the prospectus by reducing the length of certain of the questions and answers on pages vi through x and significantly revising the second question and answer on page vi and breaking that question and answer into two separate questions and answers.

10.	Revise the first full paragraph on page vii to briefly disclose the basis for your belief that no Valor bonds will be tendered as a result of the merger.
Response: Per the Staff’s request, Valor has revised the prospectus by modifying the disclosure on page vi.
Summary, page 1
The Companies, page 1
11.	Disclose the basis for your statement that Valor is “the seventh largest independent telephone company in the country.”

Response: Per the Staff’s request, Valor has revised the prospectus by modifying the disclosure on page 1.

12.	In your brief discussion of Spinco’s business, please note the current financial condition, including revenues and net income or losses, of Alltel’s wireline segment for fiscal 2005.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying the disclosure on page 2 and 21.
Opinion of Financial Advisors, page 3
13.	Please state the amount of the fees Wachovia Securities and Bear Stearns will receive. Disclose the portion of the fee payable to Wachovia Securities that is contingent upon completion of the merger. Also mention the fact that Alltel has paid Wachovia Securities more fees for investment banking and other financial advisory services over the past two years as compared to Valor.

Response: We respectfully submit that the specific disclosure of the fees to be paid to Wachovia Securities and Bear Stearns in the “Summary” is both unnecessary and not required by any specific disclosure provision. However, in response to the Staff’s comment, we have included disclosure that both investment banks will receive a fee for their services. With respect to the second part of the Staff’s comment, we believe that disclosure in the “Summary” regarding the comparison of fees paid to Wachovia Securities by Valor and Alltel is unnecessary and not required. We have fully disclosed and clearly presented the fees paid by Valor and Alltel to Wachovia Securities for investment banking and other financial advisory services on page 50 in the same paragraph. We believe shareholders can easily make the comparison if they believe it is important. Any further disclosure in the “Summary” will place undue importance on the comparison.
Interests of Certain Persons in the Merger, page 4
14.	Please quantify in dollar terms the benefits that Valor’s officers and directors will receive as a result of their interests in the merger. Provide expanded disclosure under “Interests of Certain Persons in the Merger” on page 54 by presenting quantified information on both an aggregate and individual basis.
Response: Per the Staff’s request, Valor has revised the prospectus by modifying disclosure on pages 5-6 and 61-63.
Conditions to the Completion of the Merger, page 6
15.	Disclose here whether it is the Valor board’s intent to resolicit stockholder approval of the merger if either party waives material conditions. We generally believe that resolicitation is required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that they previously provided to shareholders materially misleading.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying disclosure on page 7.
Risk Factors, page 21
16.	Some of your risk factors and captions are generic in that they could apply to any company in your industry or they state only a fact about you, making it difficult to discern what the discrete material risk is to you. We cite as examples the following:
•	“Spinco and Valor may not realize the anticipated benefits from the merger” on page 21;

•	“The integration of Spinco and Valor following the merger may present significant challenges” on page 21;

•	“Newco will be subject to government regulation of the telecommunications industry” on page 25; and

•	“Newco maybe affected by significant restrictions following the merger.”
Please revise to convey in the risk factor captions and in the accompanying text the discrete material risk to your operations, business, financial condition, share price, and so on, as applicable.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying the following risk factors to convey in such risk factor’s captions and/or in the accompanying text the discrete material risks:
•	The risk factor on page 22 formerly titled “Spinco and Valor may not realize the anticipated benefits from the merger”;

•	The risk factor on page 22 formerly titled “The integration of Spinco and Valor following the merger may present significant challenges”;

•	The risk factor on page 27 formerly titled “Newco will be subject to government regulation of the telecommunications industry”;

•	The risk factor on page 28 formerly titled “Newco maybe affected by significant restrictions following the merger”;
•	The risk factor on page 25 formerly titled “Following completion of the merger, Newco will face intense competition in its business that could reduce its market share or adversely affect its financial performance”; and

•	The risk factor on page 29 titled “Windstream will likely incur a significant one-time charge relating to the integration of the operations of Valor with Spinco that could materially and adversely affect the future results of operations of Windstream following the merger.”
17.	If material, please include in a risk factor a discussion of how the distribution agreement’s net debt adjustment provision may cause you to pay Alltel a particular sum after the merger, thereby increasing the extent of your payment obligations immediately following the transactions. Indicate at what point following the merger the determination of this amount will be made.

Response: The distribution agreement provides for an adjustment following completion of the merger to be paid by Alltel or Valor if the net indebtedness of Windstream following the merger is less than $4.2 billion (plus expenses incurred in Spinco’s debt offering and the debt exchange with Alltel). The debt adjustment simply serves as a mechanism to ensure that Windstream has a certain amount of debt after the merger. Any payment made by Windstream to Alltel would have the effect of increasing the amount of Windstream’s payment obligations immediately following the transactions but would not increase the total amount of indebtedness of Windstream. Therefore, we do not believe that the debt adjustment mechanism or additional payment to Alltel presents a material risk for stockholders to consider. We believe the actual debt Windstream will have following completion of the merger is material to investors and we have, therefore, included a detailed risk factor discussing such debt under the heading “Windstream’s substantial indebtedness could adversely affect its operations and financial condition” at page 28.

In response to your comment as to when the amount of the debt adjustment will be determined, we have amended the prospectus by revising the subsection titled “Net Debt Adjustment” on page 88 to discuss at what point the amount of the net debt adjustment determination will be made.
Newco will likely incur a significant one-time charge..., page 27
18.	Disclose your expectation as to the minimum amount of the one-time charge to earnings to the extent possible, so that investors can assess the magnitude of the risk.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying the risk factor on page 29 titled “Windstream will likely incur a significant one-time charge relating to the integration of the operations of Valor with Spinco that could materially and adversely affect the future results of operations of Windstream following the merger.”

Rapid and significant changes in technology could require Newco..., page 28
19.	Please significantly expand your discussion of the competitive risks Newco faces, including risks related to potential competition from Alltel in offering wireless or bundled services.

Response: Per the Staff’s request, Valor has revised the prospectus by significantly revising the risk factor on page 25 formerly titled “Following completion of the merger, Newco will face intense competition in its business, including from Alltel, that could reduce its market share or adversely affect its financial performance” and by adding an additional risk factor titled “Following completion of the merger, Windstream could be harmed by rapid changes in technology” on page 26.
The Transactions, page 29
Structure of the Spin-Off and the Merger, page 29
20.	Indicate how the parties arrived at the $1.538 billion amount in exchange notes Spinco will distribute to Alltel.

Response: Per the Staff’s request, Valor has revised the prospectus by adding two sentences to the section formerly titled “The Transactions” on page 31.
Background of the Merger, page 31
21.	You state on page 31 that “Valor received and responded to requests for potential transaction proposals from third parties operating rural local exchange carriers and actively pursued possible business combination transactions with those third parties” and that “none of these discussions progressed beyond the preliminary stages.” Describe what you mean by “preliminary stages,” whether offers were made and prices were discussed, and why the discussions were dismissed. Your revisions should explain why the Valor board decided to pursue a transaction with Alltel rather than other third parties. Also revise to indicate what the Valor board considered regarding remaining a separate independent entity, as mentioned on page 34, and why it rejected this alternative.

Response: Per the Staff’s request, Valor has revised the “Background of the Merger” section beginning on page 34 accordingly.

22.	Please expand your discussion of the parties’ negotiation of key aspects of the proposed deal, including, but not limited to, the following:
•	the exchange ratio and type of merger consideration;

•	the structure of the transaction and the final percentage of outstanding Newco common shares that the Spinco stockholders would own post-merger;

•	the deal protection provisions;

•	the allocation of assets between Alltel and Spinco;

•	the amount of payouts to Alltel in the spin-off; and

•	the tax sharing agreement.
Response: Per the Staff’s request, Valor has revised the “Background of the Merger” section beginning on page 34 accordingly.

23.	Expand your discussion of the significant open issues the Valor board considered at the November 30 and December 2 and 6, 2005 meetings. Briefly indicate how the parties ultimately resolved these issues.

Response: Per the Staff’s request, Valor has revised the “Background of the Merger” section beginning on page 34 accordingly.

24.	The Background section contains multiple references to presentations or analyses provided by Valor’s financial advisors relating to a potential transaction with Alltel, beginning with Wachovia Securities’ preliminary presentation on September 8, 2005, which included preliminary valuation and financial analyses. Advise us why each of these presentations do not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

Response: We assume that the Staff’s reference to “September 8, 2005” was intended to be September 28, 2005, the date when Wachovia Securities first met with Valor’s senior management and members of its Board. The initial meetings between Wachovia Securities and Valor’s management and Board focused primarily on financial advice with respect to the preparation of Valor’s bid for Alltel’s wireline assets and the negotiations between Valor and Alltel that occurred during October and November, 2005. In this regard, it is important to note that Valor engaged Wachovia Securities for the purpose of providing financial advice in addition to providing a fairness opinion in the event Valor was the successful bidder. During these meetings, Wachovia Securities advised Valor with respect to various financial issues and preliminary valuations necessary for Valor to prepare its bid and negotiate an agreement with Alltel. As these analyses were for the purpose of preparing Valor’s bid and for the negotiation of a final agreement, we do not believe that the analyses constitute Item 4(b) reports. We have revised the disclosure to reflect more clearly the nature of Wachovia Securities’ meetings with Valor.

Likewise, during November, 2005 as the negotiations progressed, Wachovia Securities also presented to Valor’s management and Board preliminary financial and valuation analyses that were part of and for the purpose of rendering the fairness opinion to the Valor Board. These presentations were merely preliminary presentations building up to the final presentation and did not materially differ from the final presentation. For these reasons, we do not believe that the preliminary presentations constitute separate Item 4(b) reports.

Valor’s Reasons for the Merger, page 35
25.	Please expand the factors that you list in the second paragraph as considered by the board in making its recommendation. Vague statements of topics, such as “the current and historical financial condition and results of operations of Valor, competitive activity, the prospects and strategic objectives of Valor ...” are not sufficient. You will need to explain how each factor supports or does not support the decision to approve the merger. For example, you state that Valor’s board “also considered trends in the industry in which Valor operates, and the strategic options available to Valor, including other potential transactional opportunities available to Valor and the alternative to remain a separate public company, as well as the risks and uncertainties associated with such alternatives.” Describe the trends and strategic options the board considered and how their consideration led to their decision to recommend the merger.

Response: Per the Staff’s request, Valor has revised the “Valor’s Reasons for the Merger” section beginning on page 40 accordingly.

26.	We note your statement on page 35 and related suggestions elsewhere that “Newco will be one of the largest local telecommunications carriers in the United States, and the largest local telecommunications carrier primarily focused on rural markets.” Please provide objective support for your statements.

Response: As shown by the following table, Windstream will be the sixth largest local telecommunications carrier based upon the number of telephone lines in service.

As for the second statement, we note that Windstream will be the largest carrier that satisfies the designation of a “2% carrier” under federal law, which designation exempts rural carriers from certain interconnection requirements. See 251(f)(2) of the Communications Act of 1934, as amended (Suspensions and Modifications for Rural Carriers). As illustrated by the foregoing table, none of the local exchange carriers who are larger than Windstream satisfy this statutory designation of a rural carrier.

		Percent of
	Total Switched Access Lines	Total Access
Company	12/31/05 (000s)(1)	Lines(2)
AT&T	49,413,000	27.73%
Verizon	48,803,000	27.39%
BellSouth	21,508,000	12.07%
Qwest	14,161,000	7.95%
Embarq	7,350,000	4.13%
Windstream	3,404,000	1.91%
Citizens	2,218,570	1.25%
CenturyTel	2,214,000	1.24%
Commonwealth	461,251	0.26%
Alaska Com	270,885	0.15%
Iowa Telcom	258,700	0.15%
Fairpoint	243,616	0.14%
Consolidated	242,024	0.14%
Total Industry (2)	178,179,552	84.49%

Notes:
(1) Source: Company Filings
(2) FCC’s Trend Report Table 1, End User Switched Access Lines Reported, June 2005
27.	Expand your discussion of how the Valor board considered the detriments of the merger. particularly the combined company’s assumption of Spinco obligations and restrictive agreements with Alltel. For example, discuss what consideration the Valor board gave to the approximately $3.9 billion amount of Spinco debt the combined company will bear and how funds will be used to service the debt rather than to grow the business. Similarly revise the related discussion in the summary section on page 3 to provide a brief, yet balanced, presentation.

Response: Per the Staff’s request, Valor has revised the “Valor’s Reasons for the Merger” section beginning on page 40 accordingly.

28.	Please disclose the bases of the projection for the amount and timing of the $40 million in net annual synergies. Disclose the amount attributable to each item listed in the bullet points and provide a break down of the expected cost savings, to the extent possible. Also briefly describe the nature of the material assumptions underlying the projection.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying the ninth and tenth paragraphs of the section titled “Valor’s Reasons for the Merger” beginning on page 40.
Opinion of Valor’s Financial Advisor — Wachovia Securities, page 36
Opinion of Valor’s Financial Advisor — Bear Stearns, page 44
29.	Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Valor’s financial advisors in connection with rendering their fairness opinions. We may have further comment upon receipt of these materials. Also provide us with copies of the engagement letters.

Response: In response to this comment counsel for Wachovia Securities and Bear Stearns are providing under separate cover the board presentation materials prepared by each of Wachovia Securities and Bear Stearns and copies of the Wachovia Securities and the Bear Stearns engagement letters.

30.	Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to a third-party financial advisor, including a merging party’s advisor. Accordingly, please disclose all projections that Valor provided to Alltel, Spinco and/or their respective financial advisors and the projections that Alltel and Spinco gave to Valor and/or Valor’s financial advisors, or advise us why they are not material. For example, please disclose all material Spinco projections that were provided to Wachovia Securities or Bear Stearns.
Response: In the fall of 2005, in connection with the merger negotiations, Valor had provided projected financial data through 2008 to Alltel and its financial advisors and Alltel had provided projected financial data through 2007 to Valor and its financial advisors. In each case, the projected financial data was based upon financial information available to Valor and Alltel, as applicable, as of the third quarter ended September 30, 2005. Valor respectfully submits that such projected financial data is no longer material given that each company now has actual financial information for the year ended December 31, 2005 and will have first quarter 2006 information by the time of the stockholders meeting. Valor believes that this is illustrated by the fact that Valor’s actual results for 2005 exceeded that set forth in the projections, and therefore, to the extent Valor were to update it projections, it would have to modify the information for 2006 through 2008 based on the new data. Furthermore, Valor submits that even at the time such projections were prepared, like any projected financial information, such information, though prepared in good faith, is speculative in nature and not material to investors.

31.	Please describe in greater detail the nature of the following information listed on page 37 as reviewed by Wachovia Securities:
•	“certain business, financial, and other information regarding Valor and its prospects” and

•	“certain business, financial, and other information regarding Alltel and Spinco and their prospects”
Response: Per the Staff’s request, Valor has revised the prospectus by modifying the section titled “Opinion of Valor’s Financial Advisor — Wachovia Securities” accordingly beginning on page 42.

32.	We note the disclaimer by Wachovia Securities relating to the prospective financial information and underlying assumptions at the bottom of page 37 as well as in the opinion letter attached as Annex D-1. While it may be acceptable to include qualifying language concerning such subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Response: We note the Staff’s comment, however, the language referred to is intended to make clear that Wachovia Securities did not assume any responsibility for the independent verification of the prospective financial information and underlying assumptions provided to Wachovia Securities by Valor and Alltel. The specific language does not disclaim responsibility for Wachovia Securities’ analyses as disclosed in the Form S-4, nor was it intended to do so. However, in light of the Staff’s concern, we have revised the disclosure to remove that specific language.

33.	To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analyses and conclusions are relevant to stockholders and, specifically, to the consideration that Valor is issuing in the merger. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand. Among your revisions, explain what the advisor means by “enterprise value” and “equity value” on page 39.
Response: Per the Staff’s request, Valor has revised the prospectus by modifying the sections titled “Opinion of Valor’s Financial Advisor — Wachovia Securities” and “Opinion of Valor’s Financial Advisor — Bear Stearns” accordingly.

34.	Clarify how Wachovia Securities derived the implied equity value of Valor from the six methodologies presented on pages 38 to 40. For instance, did it calculate the average of the different valuations considered, or did it apply differing weights to the valuations? Similarly explain how Bear Stearns determined the equity value of Spinco from the selected comparable public companies analysis and discounted cash flow analysis.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying the sections titled “Opinion of Valor’s Financial Advisor — Wachovia Securities” and “Opinion of Valor’s Financial Advisor — Bear Stearns” accordingly.

35.	Please expand the discussion of Wachovia Securities’ various discounted cash flow analyses to describe how it arrived at the terminal value multiples and how it determined the discount rate ranges. Similarly revise the discussion of Bear Stearns’ discounted cash flow analyses to provide more quantitative detail as to how it calculated the WACC ranges for the Spinco business and Valor.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying the sections titled “Opinion of Valor’s Financial Advisor — Wachovia Securities” and “Opinion of Valor’s Financial Advisor — Bear Stearns” accordingly.

36.	Revise the discussion of Wachovia Securities’ pro forma merger analysis to indicate how any cost savings or revenue enhancements were allocated between the two companies.

Response: Wachovia Securities did not utilize cost savings, synergies or revenue enhancements in its pro forma merger analysis and therefore, since it was not relevant for this analysis, it was not disclosed.
Alltel’s Reasons for the Spin-Off and the Merger, page 52
37.	Since this document constitutes Alltel’s information statement relating to the spin-off, significantly expand your discussion of Alltel’s reasons for having Spinco merge with Valor in particular and at this time. Address the board’s consideration of the interests of Alltel’s stockholders. Furthermore, indicate whether or not the board’s determination regarding fairness was unanimous.

Response: Per the Staff’s request, Valor has revised the prospectus by expanding the discussion of Alltel’s reasons for the spin-off and merger on page 59.
Dividend Policy of Newco, page 57
38.	Since you state in the risk factor on page 26 that Newco’s dividend policy reflects an intention to distribute “a substantial portion” of its excess cash, you should significantly expand this section to analyze Newco’s minimum adjusted EBITDA, the estimated cash available to pay dividends based on minimum adjusted EBITDA, the assumptions and considerations pertaining to the calculations and the restrictions on Newco’s ability to pay dividends. You should provide this disclosure to the same extent as Valor did in its Form S-1 for its IPO.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying disclosure on page 66.

39.	Disclose the minimum expected aggregate initial dividend payment Newco will make following the merger.

Response: Per the Staff’s request, Valor has revised the prospectus by adding the disclosure on page 66.

40.	Expand the second bullet point to disclose Newco’s expected pro forma leverage ratio following the merger.

Response: Per the Staff’s request, Valor has revised the prospectus by expanding the disclosure on page 66 to include the estimated total leverage ratio derived from the estimated minimum OIBDA.
Certain United States Federal Income Tax Consequences..., page 58
41.	It appears that you intend the tax discussions to be counsel’s opinion. If so, please revise to clearly state that this is counsel’s opinion and to identify the counsel rendering the opinion. Alternatively, advise us whether you intend to obtain and file long-form tax opinions.

Response: Valor and Alltel intend to obtain and file long-form tax opinions addressing the material federal income tax consequences of the spin-off and the merger prior to effectiveness of the registration statement, which opinions will rely on the private letter ruling to be received from the Internal Revenue Service as to matters covered by the ruling.

42.	We note your disclosure that “[a]ssuming that the spin-off qualifies [as tax-free]...” and “[a]ssuming that the merger is treated as a tax-free reorganization...” It is inappropriate to assume any legal conclusions underlying the opinions. Instead, counsel must opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state whether the spin-off is tax-free under Sections 355, 368 and related provisions, whether the merger is a tax-free reorganization within the meaning of Section 368(a) and the resulting tax treatment. If counsel is unable to opine on a particular matter, then it should clearly state in the opinion that it is not able to opine on the particular material tax consequence and why it is not able to opine on this tax consequence. Similarly revise the summary of the material U.S. federal income tax consequences on page 8 to state in clear, plain language how shareholders will be taxed.
Response: Per the Staff’s request, Valor has revised the prospectus by modifying the disclosure in the second paragraph of the subsection titled “The Spin-Off” beginning on page 72 and the corresponding summary section on page 3 and Q & A section on page vii accordingly.

43.	Your disclosure under “Conditions to the Completion of the Merger” indicates that the receipt of the tax opinions and the IRS rulings are conditions that can be waived by the parties. In your response letter, please confirm that you intend to recirculate and resolicit if there is a material change in tax consequences and the conditions are waived. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Response: Valor and Alltel intend to resolicit and recirculate if there is a material change in tax consequences and the parties waive the conditions to the merger regarding receipt of the IRS private letter ruling or the tax opinions. Notwithstanding this undertaking to resolicit and recirculate, Valor and Alltel will obtain and file executed tax opinions prior to effectiveness of the registration statement.
Conditions to the Completion of the Merger, page 68
44.	We note that the merger is conditioned upon receipt of solvency and surplus opinions. File the consent of the firm(s) being engaged to provide such opinions and confirm in your response letter that the opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

Response: Per the Staff’s request, Valor has attached a draft solvency and surplus opinion as Exhibit 99.5 to Amendment No. 1 to the Form S-4. Valor has also filed the consent of Duff & Phelps, LLC, the firm engaged to provide such opinion, as Exhibit 99.6 to the Amendment No. 1 to the Form S-4.
Additional Agreements Related to the Spin-Off and the Merger, page 79
45.	We note that the shared services agreement and the shared contracts agreement are conditions to the spin-off and merger and they concern the extent to which Newco will have particular assets currently held by Alltel or will share in particular contracts currently benefiting Alltel after the spin-off and merger. Please include descriptions of their material terms.
Response: Per the Staff’s request, Valor has revised the prospectus by adding a new subsection titled “Shared Assets and Shared Contracts Agreements” to the section titled “Additional Agreements Related to the Spin-Off and the Merger” on page 97.
Transition Services Agreement, page 83
46.	You state on page 83 that “Transition Services are to be provided for one year unless otherwise extended or terminated.” Generally describe the circumstances, such as upon termination of the distribution agreement or upon particular uncured Spinco defaults, under which the transition services agreement may terminate earlier than the one-year term.

Response: Per the Staff’s request, Valor has revised the prospectus by including a discussion of the circumstances under which the transition services agreement may terminate earlier than the one-year term under the subsection titled “Transition Services Agreement” on page 96.

47.	Disclose material costs for the transition services and when you must pay for Alltel services under the agreement.

Response: Because, as described in response to comment 57, the services attachments to the Transition Services Agreement and Reverse Transition Services Agreement have not been finalized and these agreements have not been executed, it is not presently possible to disclose the material costs for the transaction services. However, Valor notes the Staff’s comment and if, when the agreements are finalized, the costs for transition services are determined to be material, Valor and Alltel will make the appropriate Exchange Act disclosure at such time.

Per the Staff’s request, Valor has revised the prospectus by including a discussion of the timing of the payment for such services on page 96.
Financing of Newco, page 84
Proposed Terms of the Senior Secured Credit Facilities, page 85
48.	We note your statement on page 87 that you “expect the Senior Secured Credit Facilities closing date will be during the second quarter of 2006, with the fundings to occur contemporaneously with the completion of the spin-off and the merger” and your suggestion on page 86 that the minimum interest coverage ratio is “to be determined.” As material terms become finalized, please revise your disclosure to describe them and include the credit agreements as exhibits.

Response: The remaining terms of the Senior Secured Credit Facilities will likely not be finalized until after mailing of the prospectus to Valor and Alltel stockholder.

However, we respectfully submit that the disclosure describing the commitment letters on page 98 under the heading “Financing of Windstream” and the credit facility commitment letters, that have been attached to the prospectus pursuant to comment 56, adequately provides all information regarding the senior secured credit facilities that is material to Valor or Alltel stockholders. Notwithstanding, when the credit facilities are finalized Alltel and Valor will make the appropriate Exchange Act filing.
Compensation of Executive Officers of Newco, page 128
49.	Please state whether you/Newco intend to have executive employment agreements by the period immediately following the merger, and, if not, how you will determine the named executive officers’ compensation for the near term.

Response: Per the Staff’s request, Valor has revised the discussion on page 142 to disclose the basis for determining the named executive officers’ compensation for the near term.
Unaudited Pro Forma Combined Condensed Financial Information, page 142
General
50.	Consider expanding your discussion of what the combined, post-merger company will look like. Describe how Newco will operate, including whether the old Alltel wireline business will be a separate business or operating segment from the current Valor business. Discuss Newco’s business strategy, priorities and growth plans and whether they are different from Valor’s or Spinco’s.

Response: Per the Staff’s request, Valor has revised the prospectus by providing an expanded discussion of the operating structure of the combined, post-merger company, including its expected profitability and cash flows, on pages 156 and 157.

51.	On page 25 in the risk factors, you state that, “[f]ollowing the merger, Newco is expected to continue to experience net access line loss in its markets for an unforeseen period of time” and that “Newco’s inability to retain access lines could adversely affect its revenues, earnings and cash flow from operations.” Describe how Newco will address this access line loss and decreasing source of revenues. Explain from what source Newco will pay for the assumed Spinco debt and employee benefit plan obligations, the new Valor debt and the new dividend policy. Detail any trends management considers meaningful for investors in understanding the combined company’s prospects.

Response: Per the Staff’s request, Valor has revised the prospectus by providing an expanded discussion of the operating structure of the combined, post-merger company, including its expected profitability and cash flows, on pages 156 and 157.

52.	Since your capital structure and long-term debt obligations will change significantly as a result of the pending transactions, please include a pro forma table of contractual obligations accounting for the debt to be incurred in connection with the pending transactions. Please note that debt presented should include your best estimate of interest expense payable for each year presented, and the calculation of this pro forma interest should be explained in a footnote to the table.
Response: Per the Staff’s request, Valor has revised the prospectus by including a pro forma table of contractual obligations that includes repayment of long-term debt obligations and related payments of interest on page 163. However, because Spinco cannot estimate changes in the other items included in a table of contractual obligations, namely operating and capital lease obligations, purchase obligations and other long-term liabilities, at this time, those items will not be included in the pro forma table of contractual obligations.
Comparison of the Rights of Stockholders Before and After the Spin-Off and Merger, page 139
53.	Please tell us in your response letter what consideration you have given to reflecting material provisions in the Newco certificate and bylaws that will be new to Valor stockholders, particularly the new provision relating to a classified board, as separate proposals for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website. Note that approval of each transaction proposal could be conditioned upon approval of the others.

Response: Per the Staff’s comment and review of Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations, Valor has revised the disclosure throughout the prospectus to state each material provision in the certificate of incorporation and bylaws of Windstream that will be new to Valor stockholders.
The Annual Meeting, page 152
Voting by Proxy, page 154
54.	Briefly describe the internet voting procedures and indicate the validity of proxies granted electronically under Delaware law. See the July 1997 Manual of Publicly Available Telephone Interpretations #N.17. Include a similar statement about the validity of these proxies on the proxy card. Furthermore, please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

Response: Per the Staff’s request, Valor has revised the prospectus by modifying the disclosure on page 169 and shall include similar disclosure on its proxy card. Shareholders may grant a proxy via the Internet by going to the website www.computershare.com/expressvote. To access the site, each shareholder must enter individual proxy access and account numbers that will be printed on its proxy card. After consultation with Computershare, we respectfully advise the staff that we cannot provide proxy access and account numbers for our shareholders. Once the site is operational, Computershare can arrange access on a “test” basis so that the staff may observe how the voting process works. We do not, therefore, have a password to enter the site to provide.
Solicitation of Proxies, page 155
55.	We note your statement that proxies may be solicited by mail, telephone, fax, personal interviews or other methods of communication. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: Valor duly notes the Staff’s comment and confirms its understanding of Rule 142-6(b) and (c). Valor does not anticipate using any written material at this time.
Exhibits
56.	File the credit facilities commitment letters that you mention on page 108. Also file as material contracts the shared assets agreement and the shared contracts agreement that you mention on page 76 and elsewhere, or tell us why you believe they do not have to be filed as exhibits under Item 601 of Regulation S-K.

Response: Valor has attached the credit facilities commitment letter as Exhibit 10.6 to Amendment No. 1 to the Form S-4.

Because of the ongoing process involved with the spin-off and merger, the parties have not yet completed the negotiation and drafting of the shared assets agreement or shared contracts agreement and, further, have yet to identify all assets and contractual arrangements to be the subject of such agreements. However, Valor notes the Staff’s comment and if, when the agreements are finalized, they are determined to be material, Valor and Alltel will make the appropriate Exchange Act disclosure at such time.

57.	Please refile the material contracts required to be filed pursuant to item 601(b)(10) of Regulation S-K to include any omitted schedules or exhibits to the contracts, or advise us why you believe you are not required to do so. For example, include the service attachment exhibits to the transition services agreements filed as exhibits 10.4 and 10.5 and the disclosure schedules to the distribution agreement filed as exhibit 10.1.

Response: Please note that the Transition Services Agreement and the Reverse Transition Services Agreement have not been executed and the services attachments for these agreements have not been finalized. Therefore, it is not possible to attach them to the prospectus at this time. The parties are in ongoing discussions concerning the provision of services to be provided under the transition and reverse transition agreements. It is currently anticipated that these agreements will be executed immediately prior to closing and will likely not be finalized prior to mailing the prospectus. Please note that a summary of the types of services currently anticipated to be provided under the agreements are discussed under the “Transition Services Agreement” subsection at page 96 of the prospectus. We believe this disclosure adequately provides all information regarding these agreements that is material to Valor or Alltel stockholders.
The Distribution Agreement is accompanied by four exhibits of which three have already been filed as exhibits to the prospectus. The last remaining exhibit, the Senior Debt Commitment Letter, will be filed in response to comment 56. Annex B to the prospectus, the Distribution Agreement, will be revised to include the schedules we believe may be material to Valor and Alltel stockholders. We believe the remaining schedules would not be material to Valor or Alltel stockholders and should not be filed with the prospectus. These schedules are simply voluminous lists of certain assets to remain with Alltel, a list of certain assets to be contributed to Spinco, a list of pending litigation cases to be assumed by Spinco and a list of intercompany agreements. We believe that attaching these schedules will place undue importance on the information contained in these schedules.

The material information contained in the schedules to Employee Benefits Agreement is already discussed in the subsection titled “Employee Benefits Agreement” beginning on page 92 of the prospectus. This includes discussion of Alltel employee benefit plans in which the Spinco employees participated while employed by Alltel and plans to be established or assumed by Spinco. The remaining information contained in these schedules are a list of Alltel’s collective bargaining agreements, a description of actuarial assumptions and methodologies to be used to calculate the liabilities to be transferred to the Spinco pension plan and a list of approximately 4,000 names of Alltel employees to become Windstream employees. We believe these remaining schedules would not be material to Valor or Alltel stockholders and that attaching these schedules will place undue importance on the information contained in these schedules.

There are no schedules or exhibits to the Tax Sharing Agreement.

58.	Please file the remaining exhibits to the Form S-4 as soon as possible. We will need adequate time to review and comment upon them.

Response: Per the Staff’s request, Valor has attached Exhibit 5.1 (Kirkland & Ellis LLP opinion as to legality of securities being issued) and Exhibit 99.4 (proxy card of Valor). As the remaining exhibits are finalized, Valor will attach them to future amendments to the S-4.